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                            November 3, 2023

       Siaw Tung Yeng
       Chief Executive Officer
       Mobile-health Network Solutions
       2 Venture Drive, #07-06/07 Vision Exchange
       Singapore 608526

                                                        Re: Mobile-health
Network Solutions
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted August
17, 2023
                                                            File No. 377-06781

       Dear Siaw Tung Yeng:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 submitted October 27, 2023

       Financial Statements
       Note 15 Subsequent Events, page F-26

   1. We note on pages 100, 111 and F-26 that you have granted options for 3,738 Class A
                                                        Ordinary Shares at an
exercise price of US$1.00 per share on August 1, 2023. We also note that you had
recent stock issuances and buybacks of Class A Ordinary Shares for on average US$425 per
share. Please expand the disclosure to include your accounting policy for determining the
fair value of the Class A Ordinary Shares on the grant date, the aggregate fair value of
the options on the grant date, and the accounting treatment to be afforded to the vesting
of the options upon the IPO. Please expand MD&A accordingly.
 Siaw Tung Yeng
FirstName LastNameSiaw   Tung Yeng
Mobile-health Network Solutions
Comapany 3,
November  NameMobile-health
             2023             Network Solutions
November
Page 2    3, 2023 Page 2
FirstName LastName
       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Larry Spirgel at 202-551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Meng Ding